

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 22, 2018

<u>Via E-mail</u>
Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
11 S. 12th Street
Suite 401
Richmond, VA 23219

> **Re: Medalist Diversified REIT, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted August 1, 2018**
> **CIK No. 0001654595**

Dear Mr. Messier:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 1. Please disclose the actual compensation paid to your manager for both the last fiscal year and current year to date for each of the fee types disclosed on pages 9 – 10 as well as any accrued but unpaid compensation.

Distribution Policy, page 49

2.   We note your response to comment 7 and reissue our comment in part. For each distribution amount, please disclose the total amount paid each quarter, and the amount of each source used to fund the distribution payments, including borrowing and proceeds.

You may contact William Demarest at (202)551-3432 or Shannon Sobotka at (202)551- if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: T. Rhys James, Esq. (*via e-mail*)